Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 23, 2024, AT 2:00 P.M.

Date, Time and Place: September 23, 2024, at 2:00 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Board of Directors’ Meeting was verified, given the presence of all board members, pursuant to Articles 15 and 18 of its Bylaws, namely Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: discussion and approval of the Company’s new share buyback plan.

Discussions and Resolutions:

The Board of Directors members unanimously resolved to approve the Company’s new share buyback plan, pursuant to CVM Resolution 77/22 (“Resolution 77”) (“Buyback Plan”), aimed at authorizing the Company to acquire up to 10% (ten percent) of the outstanding registered, book-entry common shares with no par value issued by the Company, to be held in treasury and subsequently cancelled or disposed of, without reducing the share capital, and the Executive Board is responsible for defining the opportunity and number of shares to be effectively acquired and/or disposed of, according to the limits and validity of this authorization. Pursuant to Article 6 of Resolution 77, it was decided that: (a) by carrying out the transaction, the Company aims at maximizing value creation for shareholders through an efficient capital structure management; (b) the number of shares outstanding on the market today is 1,133,963,579 (one billion, one hundred and thirty-three million, nine hundred and sixty-three thousand, five hundred and seventy-nine) registered, book-entry common shares with no par value. The Company does not hold treasury shares on this date; (c) up to 113,396,357 (one hundred and thirteen million, three hundred and ninety-six thousand, three hundred and fifty-seven) shares can be acquired, corresponding to up to 10% (ten percent) of the outstanding registered, book-entry common shares with no par value on this date; (d) the maximum term to settle the transactions conducted under the Buyback Plan authorized herein is 18 (eighteen) months as of this date, i.e. until March 23, 2026; (e) the disposal of the shares acquired under the approved Buyback Plan is hereby authorized; (f) transactions for the acquisition of shares shall be conducted at market prices on B3 by the following securities brokers: 1. ATIVA INVESTIMENTOS S.A. CTCV, Address: AV. DAS AMERICAS, 3500, SALAS 314 A 318. RIO DE JANEIRO / RJ - CEP: 22.640-102; 2. BGC LIQUIDEZ DTVM, Address: AV ALM BARROSO, 52 - 23 ANDAR, SALA 2301. RIO DE JANEIRO / RJ – CEP: 20.031-000; 3. BRADESCO S/A CTVM, Address: PRES. JUSCELINO KUBITSCHEK, 1309, 11º ANDAR. SÃO PAULO / SP - CEP: 04.543-011; 4. BTG PACTUAL CTVM S.A., Address: AV FARIA LIMA, 3477 14º ANDAR, SÃO PAULO / SP - CEP: 04.538-133; 5. CREDIT SUISSE S.A. CTVM, Address: R LEOPOLDO COUTO DE MAGALHÃES JR, 700, SÃO PAULO / SP – CEP: 04.542-000; 6. C6 CTVM LTDA., Address: AV NOVE DE JULHO, 3186, SÃO PAULO / SP – CEP: 01.406-000; 7. GENIAL INSTITUCIONAL CCTVM S.A., Address: AV FARIA LIMA, 3400 - CONJ 92. SÃO PAULO / SP – CEP: 04.538-132; 8. J.P. MORGAN CCMV S.A., Address: AV BRIGADEIRO FARIA LIMA, 3729 – 13º ANDAR, SÃO PAULO / SP – CEP: 04.538-905; 9. LECCA DTVM LTDA., Address: R SÃO JOSÉ, 20 – SALA 201, RIO DE JANEIRO / RJ – CEP: 20.010-020; 10. MORGAN STANLEY CTVM S.A., Address: AV BRIGADEIRO FARIA LIMA, 3600 – 6º ANDAR, SÃO PAULO / SP – CEP: 04.538-132; 11. MERRILL LYNCH S.A. CTCM, Address: AV BRIGADEIRO FARIA LIMA, 3400 – 11º e 12º ANDAR, SÃO PAULO / SP – CEP: 04.538-132; 12. SANTANDER CCVM S.A., Address: AV PRES JUSCELINO KUBITSCHEK, 2041, CONJ 241 BL A, SÃO PAULO / SP – CEP: 04.543-011; 13. TULLETT PREBON BRASIL CVC LTDA., Address: R. SÃO TOME, 86 – CONJ 211 E 212, SÃO PAULO / SP – CEP: 04.551-080; 14. UBS BRASIL CCTVM S.A., Address: AV. FARIA LIMA, 4.440 - 7° ANDAR, SÃO PAULO / SP – CEP: 04.538-132; 15. XP INVESTIMENTOS CCTVM S/A 3, Address: AV ATAULFO DE PAIVA, 153 - SALA 201, RIO DE JANEIRO / RJ – CEP: 22.440-032; 16. CITIGROUP GLOBAL MARKETS BRASIL CORRETORA DE CAMBIO TITULOS E VALORES MOBILIARIOS SA, Address: Avenida Paulista, 1111, Andar 14 - Bela Vista, São Paulo – SP – CEP 01418-100; 17. SAFRA DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS LTDA., Address: Avenida Paulista, 2150, 8º andar, São Paulo – SP - CEP 01310-300; 18. ITAU CORRETORA DE VALORES S/A, Address: Avenida Brigadeiro Faria Lima, 3500, 3º andar, São Paulo – SP – CEP 04538-132; (g) the conclusion of the trades authorized herein shall not affect the Company’s shareholding control or management structure; (h) the proceeds to be utilized for the conclusion of the trades authorized herein shall be the Company’s cash or cash equivalents, observing the limits established in the applicable regulation; and (i) The Company’s Board of Directors believes that the conclusion of the trades authorized herein shall not cause any loss to the fulfillment of the obligations assumed by the Company, nor will they compromise the payment of mandatory dividends, in view of the Company’s liquidity situation, indebtedness and cash generation. Other information on the Buyback Plan approved today is detailed in the Material Fact disclosed by the Company pursuant to Resolution 77 and Exhibit G of CVM Resolution 480, which is part of these Minutes as Exhibit I. The decision about the cancellation or disposal of these shares will be taken and communicated to the market in due course. The Company’s Executive Officers are authorized to take all measures necessary to formalize the resolution above at the opportunity they deem appropriate.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication by omitting the signatures, pursuant to paragraphs 1 and 2 of Article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees. Presiding Board: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

São Paulo, September 23, 2024.

Milena Hitomi Yanagisawa

Secretary

Exhibit I to the Minutes of the Board of Directors’ Meeting of JBS S.A.

held on September 23, 2024, at 2:00 p.m.

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

Exhibit G of CVM Resolution 80

Trading of Company Shares

1.	Justify in detail the purpose and expected economic effects of the transaction:

The main objective of the Company’s Share Buyback Program, approved at the Board of Directors’ Meeting held on September 23, 2024, is to maximize value creation for shareholders through an efficient capital structure management.

2.	State the number of (i) outstanding shares and (ii) treasury shares:

The Company currently has 1,133,963,579 (one billion, one hundred and thirty-three million, nine hundred and sixty-three thousand, five hundred and seventy-nine) outstanding registered, book-entry common shares with no par value issued. The Company does not have treasury shares on this date.

3.	State the number of shares that may be acquired or disposed of:

The Company may acquire up to 113,396,357 (one hundred and thirteen million, three hundred and ninety-six thousand, three hundred and fifty-seven) registered, book-entry common shares with no par value.

4.	Describe the main characteristics of the derivative instruments that the Company may use, if applicable:

The purchase or sale of options and structured operations with derivative contracts, such as swaps, options and stock futures, is authorized under the Buyback Plan.

5.	Describe, if applicable, existing voting instructions or agreements between the Company and the other party of the transactions:

Not applicable, since the Company will carry out transactions on B3 – Brasil, Bolsa, Balcão.

6.	In case of transactions carried out outside organized securities markets, state: (a) the maximum (minimum) price at which the shares will be acquired (disposed of); and (b) if applicable, the reasons that justify the execution of the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average price, weighted by volume, in the 10 (ten) previous trading sessions:

Not applicable, since the Company will carry out transactions on B3 – Brasil, Bolsa, Balcão.

7.	State, if applicable, the impacts created by the trades on the Company’s shareholding control or management structure:

Not applicable, since the conclusion of the trades authorized herein shall not affect the Company’s shareholding control or management structure.

8.	Identify the other parties, if applicable, and, in the case of a party related to the Company, as defined by the accounting rules governing this matter, and provide the information required by Article 9 of CVM Resolution 81, March 29, 2022;

Not applicable, since the Company will carry out transactions on B3 – Brasil, Bolsa, Balcão.

9.	Indicate the allocation of the proceeds, if applicable:

The proceeds to be utilized for the conclusion of the trades authorized herein shall be the Company’s cash or cash equivalents, observing the limits established in the applicable regulation.

10.	Indicate the maximum term to settle the authorized transactions:

The maximum term to settle the transactions authorized herein is 18 (eighteen) months as of today, i.e. until November 11, 2023.

11.	Identify the financial institutions that will act as brokers, if applicable:

1. ATIVA INVESTIMENTOS S.A. CTCV, Address: AV. DAS AMERICAS, 3500, SALAS 314 A 318. RIO DE JANEIRO / RJ - CEP: 22.640-102; 2. BGC LIQUIDEZ DTVM, Address: AV ALM BARROSO, 52 - 23 ANDAR, SALA 2301. RIO DE JANEIRO / RJ – CEP: 20.031-000; 3. BRADESCO S/A CTVM, Address: PRES. JUSCELINO KUBITSCHEK, 1309, 11º ANDAR. SÃO PAULO / SP - CEP: 04.543-011; 4. BTG PACTUAL CTVM S.A., Address: AV FARIA LIMA, 3477 14º ANDAR, SÃO PAULO / SP - CEP: 04.538-133; 5. CREDIT SUISSE S.A. CTVM, Address: R LEOPOLDO COUTO DE MAGALHÃES JR, 700, SÃO PAULO / SP – CEP: 04.542-000; 6. C6 CTVM LTDA., Address: AV NOVE DE JULHO, 3186, SÃO PAULO / SP – CEP: 01.406-000; 7. GENIAL INSTITUCIONAL CCTVM S.A., Address: AV FARIA LIMA, 3400 - CONJ 92. SÃO PAULO / SP – CEP: 04.538-132; 8. J.P. MORGAN CCMV S.A., Address: AV BRIGADEIRO FARIA LIMA, 3729 – 13º ANDAR, SÃO PAULO / SP – CEP: 04.538-905; 9. LECCA DTVM LTDA., Address: R SÃO JOSÉ, 20 – SALA 201, RIO DE JANEIRO / RJ – CEP: 20.010-020; 10. MORGAN STANLEY CTVM S.A., Address: AV BRIGADEIRO FARIA LIMA, 3600 – 6º ANDAR, SÃO PAULO / SP – CEP: 04.538-132; 11. MERRILL LYNCH S.A. CTCM, Address: AV BRIGADEIRO FARIA LIMA, 3400 – 11º e 12º ANDAR, SÃO PAULO / SP – CEP: 04.538-132; 12. SANTANDER CCVM S.A., Address: AV PRES JUSCELINO KUBITSCHEK, 2041, CONJ 241 BL A, SÃO PAULO / SP – CEP: 04.543-011; 13. TULLETT PREBON BRASIL CVC LTDA., Address: R SÃO TOME, 86 – CONJ 211 E 212, SÃO PAULO / SP – CEP: 04.551-080; 14. UBS BRASIL CCTVM S.A., Address: AV. FARIA LIMA, 4.440 - 7° ANDAR, SÃO PAULO / SP – CEP: 04.538-132; 15. XP INVESTIMENTOS CCTVM S/A 3, Address: AV ATAULFO DE PAIVA, 153 - SALA 201, RIO DE JANEIRO / RJ – CEP: 22.440-032; 16. CITIGROUP GLOBAL MARKETS BRASIL CORRETORA DE CAMBIO TITULOS E VALORES MOBILIARIOS SA, Address: Avenida Paulista, 1111, Andar 14 - Bela Vista, São Paulo – SP – CEP 01418-100; 17. SAFRA DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS LTDA., Address: Avenida Paulista, 2150, 8º andar, São Paulo – SP - CEP 01310-300; 18. ITAU CORRETORA DE VALORES S/A, Address: Avenida Brigadeiro Faria Lima, 3500, 3º andar, São Paulo – SP – CEP 04538-132.

12.	Specify the proceeds available to be utilized, according to Paragraph 1 of Article 8 of CVM Instruction 77, of March 29, 2022:

The proceeds to be utilized by the Company for the conclusion of the trades authorized herein shall be the Company’s cash or cash equivalents, according to the limits established in the applicable regulation.

13.	Specify why the Board of Directors members believe that the share buyback will not jeopardize compliance with the obligations assumed with creditors or the payment of fixed or minimum mandatory dividends:

The Board of Directors believes that the conclusion of the trades authorized herein shall not jeopardize the fulfillment of the obligations assumed by the Company, nor will they compromise the payment of mandatory dividends, given the Company’s liquidity situation, indebtedness, and cash generation.